KW 3/3

15046473

RECEIVED FEB 27 2015 WASH., D.C. 194 SECTION PROCESSING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Otkritie Capital U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Colombo (212) 796-1551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover LLC
(Name – *if individual, state last, first, middle name*)

485 Madison Avenue, 9th Floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Otkritie Capital U.S. Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KAVITA SADARA
Notary Public, State of New York
No. 01SA6201488
Qualified in Queens County
Commission Expires 03-07-2014

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTKRITIE CAPITAL U.S. INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

OTKRITIE CAPITAL U.S. INC.
DECEMBER 31, 2014

TABLE OF CONTENTS

	Pages
Facing Page to Form X-17A-5	
Affirmation of Principal Officer	
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2 - 7

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Otkritie Capital U.S. Inc.:

We have audited the accompanying statement of financial condition of Otkritie Capital U.S. Inc., as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Otkritie Capital U.S. Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Otkritie Capital U.S. Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC
Garden City, New York
February 24, 2015

NEW YORK CITY 485 Madison Avenue, 9th Floor, New York, NY 10022 • Tel: 212.792.6300
LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, NY 11530 • Tel: 516.542.6300

JANOVER LLC • A LIMITED LIABILITY COMPANY
www.janoverllc.com

OTKRITIE CAPITAL U.S. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 1,905,308
Deposit with Clearing Broker	250,000
Receivable from Clearing Broker	561,413
Furniture and equipment, net	91,150
Due from Parent, net	209,104
Prepaid expenses	149,170
Security deposits	118,373
Total assets	$ 3,284,518

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 10,315
Income taxes payable	620
Sublease deposit payable	86,632
Total liabilities	97,567
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 10,000 shares authorized, 9,000 shares issued and outstanding	90
Additional paid-in capital	8,999,985
Accumulated deficit	(5,813,124)
Total stockholder's equity	3,186,951
Total liabilities and stockholder's equity	$ 3,284,518

The accompanying notes are an integral part of the financial statements

OTKRITIE CAPITAL U.S. INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2014

1. Nature of Operations

Otkritie Capital U.S. Inc. (the "Company"), formerly known as Otkritie, Inc., is a Delaware Corporation and wholly owned subsidiary of Otkritie Securities Limited (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company solicits major U.S. institutional accounts for the purposes of investing and trading in foreign securities, in American Depository Receipts, Global Depository Receipts or local shares primarily originated from Russia and the CIS region.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

Concentration of credit risk
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Furniture and equipment
Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years.

Revenue recognition
The Company recognizes revenue from executing trades and distributing affiliated research. There is no material difference between settlement date and trade date. Trading gains are based on day trading. The Company did not hold any such positions overnight during the year ended December 31, 2014. Trading gains, commission income, and related commission expense are recorded on a trade date basis.

2. Summary of Significant Accounting Policies *(continued)*

Income taxes
The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to capitalizing startup costs for tax purposes as opposed to expensing these costs for financial reporting purposes and differences in depreciation methods used for financial reporting purposes and tax purposes.

Uncertain tax positions
The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2011 for all major tax jurisdictions.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Computation of customer reserve
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Summary of Significant Accounting Policies *(continued)*

Contingencies
In the normal course of business, the Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB Codification ASC 450 *Contingencies*. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be only reasonably possible or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable and the amount of loss can be reasonably estimated, an accrual and disclosure would be appropriate.

3. Related Party Transactions

During the year ended December 31, 2014 the Company paid wages, payroll taxes and employee benefits for three employees who worked for the Parent, due to geographic proximity to the Company. The Company also provided and paid for access to their clearing firm, J.P. Morgan Clearing Corp.'s, back office system, as well as other expenses paid on behalf of the Parent. Additionally, the Parent charged the Company for services rendered to the Company and for expenses related to the Company that were funded by the Parent. As of December 31, 2014, the Company is owed $58,955 from the Parent.

Under a transfer pricing arrangement established by the Company and agreed to by the Parent, the Company executes trades entered into with their Parent and receives a $.05 per share commission utilizing a transfer pricing schedule that conforms to IRS regulations. The commission rate is reviewed on an annual basis to determine if the commission rate is still compatible with the current marketplace. During the year ended December 31, 2014, the Company earned $981,732 of commissions from their Parent. As of December 31, 2014, the Company is owed $150,149 from the Parent relating to transfer pricing transactions.

4. Furniture and Equipment

Furniture and equipment, at cost, consists of the following as of December 31, 2014:

Office equipment	$	245,911
Furniture and fixtures		3,640
		249,551
Less: accumulated depreciation		158,401
	$	91,150

Depreciation for the year ended December 31, 2014 was $49,910.

5. Commitments and Contingencies

Capital lease

During 2011, the Company entered into a capital lease for the purchase of a copier. The required monthly payment was $637 for 36 months. This lease was paid off during the year ended December 31, 2014. Interest expense under this lease was $942 for the year ended December 31, 2014.

Operating leases

The Company entered into an operating lease for the rental of furniture with monthly payments of $961. In 2014, this lease became a month-to-month lease with monthly payments of $945. The Company also entered into a 36 month lease in October 2014 for a copier with monthly payments of $557. Total lease expense for the copier lease was $1,671 for the year ended December 31, 2014.

The Company leased some office space in February 2011 under a 38 month lease that ended in 2014. The Company had entered into a sublease for this office space, which also ended in 2014. During the year ended December 31, 2014, total rent expense under this lease was $342,078 and rental income was $373,059.

Additionally, a lease for the rental of new office space at 750 Lexington Avenue in New York City was entered into in August 2012 with a term of 19 months. Total monthly rental and utilities expense for this lease was $10,727. In 2013, the Company entered into a new 36 month lease, which began in March 2014, for this space at the rate of $14,044 per month. Total lease expense for this space was $162,491 for the year ended December 31, 2014.

As of December 31, 2014, the future rental payments under operating leases with non-cancelable lease terms originally greater than 12 months are as follows for the years ending December 31:

2015	$	175,212
2016		175,212
2017		33,101
	$	383,525

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,619,154, which was $ 2,369,154 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

7. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors.

8. Income Taxes

The provision for income tax at December 31, 2014, is summarized as follows:

State and local taxes	$	6,618

The components of the deferred tax asset as of December 31, 2014 are as follows:

Deferred tax asset	$	881,829
Valuation allowance		(881,829)
	$	-

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state and local taxes and the valuation reserve against the deferred tax asset. The valuation allowance increased by $27,009 during the year ended December 31, 2014.

At December 31, 2014, the Company had net operating loss carryforwards for income tax purposes of approximately $4,995,000, which are available to offset federal, state, and local taxable income through 2034.

9. Deposit with Clearing Broker

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $250,000 deposit on hand with this clearing broker and, as of December 31, 2014 has maintained such balance.

10. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2014, the amount due from its current clearing broker was $561,413.

11. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 through the date of our report and determined that there are no material events that would require disclosures in the Company's financial statements.